Exhibit 99.2

TD Bank Group Reports Fourth Quarter and Fiscal 2020 Results Earnings News Release • Three and Twelve months ended October 31, 2020

This quarterly earnings news release should be read in conjunction with the Bank’s unaudited fourth quarter 2020 consolidated financial results for the year ended October 31, 2020, included in this Earnings News Release and the audited 2020 Consolidated Financial Statements, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on TD’s website at http://www.td.com/investor/. This analysis is dated December 2, 2020. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been revised to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the 2020 Management’s Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

FOURTH QUARTER FINANCIAL HIGHLIGHTS, compared with the fourth quarter last year:

•	Reported diluted earnings per share were $2.80, compared with $1.54.
•	Adjusted diluted earnings per share were $1.60, compared with $1.59.
•	Reported net income was $5,143 million, compared with $2,856 million.
•	Adjusted net income was $2,970 million, compared with $2,946 million.

FULL YEAR FINANCIAL HIGHLIGHTS, compared with last year:

•	Reported diluted earnings per share were $6.43, compared with $6.25.
•	Adjusted diluted earnings per share were $5.36, compared with $6.69.
•	Reported net income was $11,895 million, compared with $11,686 million.
•	Adjusted net income was $9,968 million, compared with $12,503 million.

FOURTH QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The fourth quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $61 million ($53 million after tax or 3 cents per share), compared with $74 million ($62 million after tax or 3 cents per share) in the fourth quarter last year.
•

Charges associated with the acquisition of Greystone of $25 million ($24 million after tax or 1 cent per share), compared with $30 million ($28 million after tax or 2 cents per share) in the fourth quarter last year.

•	Net gain on sale of the investment in TD Ameritrade of $1,421 million ($2,250 million after tax or $1.24 per share).

TORONTO, December 3, 2020 – TD Bank Group (“TD” or the “Bank”) today announced its financial results for the fourth quarter ended October 31, 2020. Reported earnings were $5.1 billion, up 80% compared with the same quarter last year, and adjusted earnings were $3.0 billion, up 1%.

“TD delivered solid results in the fourth quarter, capping off a year that demonstrated the strength of our business model and balance sheet, and the resilience of our people throughout the unprecedented COVID-19 pandemic,” said Bharat Masrani, Group President and CEO, TD Bank Group. “90,000 TD Bankers from around the world came together to support our customers and clients through this time of uncertainty, while we remained focused on our strategy and strengthened the capabilities needed to serve and grow in the future. We also became a major shareholder in The Charles Schwab Corporation, one of the most innovative and highly-regarded investment firms in the U.S., and recorded a significant gain this quarter. More recently, the Bank announced an ambitious climate action plan signaling our intent to support clients as they transform their businesses to capture the opportunities of the low-carbon economy.”

“While 2020 was not the year we expected it to be, we learned from the experience and demonstrated the speed and agility of our organization. We will continue to adapt to the current environment to deliver for all of our stakeholders and support an inclusive and sustainable recovery,” added Masrani.

Canadian Retail

Canadian Retail reported net income was $1,802 million and adjusted net income was $1,826 million, both up 3% from the fourth quarter last year. This increase primarily reflects lower PCL and lower insurance claims, partially offset by lower revenue and higher non-interest expenses. Revenue decreased 2%, reflecting lower margins, partially offset by increased loan and deposit volumes and increased client activity in the Wealth business. Business momentum was strong this quarter with record auto finance and RESL originations, and higher General Insurance premiums. Expenses increased 2%, reflecting investments in technology and volume-driven expenses. PCL decreased $149 million over last year, largely due to the positive impact of bank and government assistance programs.

Canadian Retail continued to support customers as they navigated COVID-19 and planned for their financial future. This quarter, the segment introduced first-to-market digital capabilities with the launch of TD GoalAssist, the goals-based investing app from TD Direct Investing, TD Global Transfer which enables personal banking customers to transfer money internationally to over 200 countries and territories from EasyWeb and the TD mobile app, and the introduction of Amazon Shop with Points, which allows TD Rewards Cardholders to redeem TD points at check-out on Amazon.ca. The Bank also continued to enable online access to the latest CEBA program features.

U.S. Retail

U.S. Retail net income was $871 million (US$658 million), a decrease of 27% compared with the same quarter last year. TD Ameritrade contributed $339 million (US$255 million) in earnings to the segment, an increase of 16% compared to the same quarter last year, primarily reflecting higher trading volumes and lower operating expenses, partially offset by reduced trading commissions and lower asset-based revenue.

The U.S. Retail Bank, which excludes the Bank’s investment in TD Ameritrade, contributed $532 million (US$403 million), down 41% from the same quarter last year, primarily reflecting higher PCL and lower revenue. Revenue declined in the quarter as lower net interest margins and fee income were partially offset by growth in loan and deposit volumes. PCL increased $277 million (US$210 million) compared to the fourth quarter last year, mainly on higher provisions for performing loans offset by lower provisions on impaired loans.

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The U.S. Retail Bank continued to support its customers with personalized, connected experiences across channels through the COVID-19 pandemic. Through its store network, TD provided virtual queue check-in and curbside debit card pickup. Customers also benefited from the Bank’s investments in new digital capabilities, including TD Auto Finance’s self-service portal and Unsecured Lending’s end-to-end digital transformation.

Wholesale

Wholesale Banking reported record net income of $486 million this quarter, an increase of $326 million compared to the same quarter last year, reflecting higher revenue, lower non-interest expenses, and lower PCL. Revenue for the quarter was $1,254 million, an increase of 48% from a year ago, reflecting higher trading-related revenue, higher loan fees, higher debt underwriting fees, and derivative valuation charges incurred in the fourth quarter last year. The Wholesale Bank’s performance reflects a strong, diversified business mix and client-focused franchise, and continued growth in the U.S. dollar business.

Capital

TD’s Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 13.1%.

Conclusion

“I want to thank our dedicated colleagues around the world for their tremendous efforts in 2020. They continue to deliver legendary experiences for our customers in the face of unprecedented challenges. Despite uncertainties, TD will address the hurdles ahead, contribute to the recovery, and continue to invest in our future growth,” concluded Masrani.

The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements”.

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, statements made in the Bank’s Management’s Discussion and Analysis (“2020 MD&A”) in the Bank’s 2020 Annual Report under the headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments under headings “Key Priorities for 2021”, and for the Corporate segment, “Focus for 2021”, and in other statements regarding the Bank’s objectives and priorities for 2021 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, the Bank’s anticipated financial performance, and the potential economic, financial and other impacts of the Coronavirus Disease 2019 (COVID-19). Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include the economic, financial, and other impacts of the COVID-19 pandemic; general business and economic conditions in the regions in which the Bank operates; geopolitical risk; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans; technology and cyber security risk (including cyber-attacks or data security breaches) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; model risk; fraud to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third-party service providers; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization “bail-in” regime; regulatory oversight and compliance risk; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; environmental and social risk; exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2020 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings “Significant Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2020 MD&A under the headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, “Key Priorities for 2021”, and for the Corporate segment, “Focus for 2021”, each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • FOURTH QUARTER 2020 • EARNINGS NEWS RELEASE	Page 2

TABLE 1:  FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except as noted)	As at or for the three months ended			As at or for the twelve months ended
	October 31 2020	July 31 2020	October 31 2019	October 31 2020	October 31 2019
Results of operations
Total revenues – reported	$11,844	$10,665	$10,340	$43,646	$41,065
Total revenues – adjusted[1]	10,423	10,665	10,340	42,225	41,065
Provision for credit losses	917	2,188	891	7,242	3,029
Insurance claims and related expenses	630	805	705	2,886	2,787
Non-interest expenses – reported	5,709	5,307	5,543	21,604	22,020
Non-interest expenses – adjusted[1]	5,646	5,244	5,463	21,338	21,085
Net income – reported	5,143	2,248	2,856	11,895	11,686

Net income – adjusted[1]	2,970	2,327	2,946	9,968	12,503
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$717.5	$721.4	$684.6	$717.5	$684.6
Total assets	1,715.9	1,697.3	1,415.3	1,715.9	1,415.3
Total deposits	1,135.3	1,091.3	887.0	1,135.3	887.0
Total equity	95.5	92.5	87.7	95.5	87.7

Total Common Equity Tier 1 Capital risk-weighted assets	478.9	478.1	456.0	478.9	456.0
Financial ratios
Return on common equity – reported	23.3%	10.0%	13.6%	13.6%	14.5%
Return on common equity – adjusted[1,2]	13.3	10.4	14.0	11.4	15.6
Return on tangible common equity[1,2]	31.5	13.7	18.9	18.7	20.5
Return on tangible common equity – adjusted[1,2]	17.9	13.9	19.1	15.3	21.5
Efficiency ratio – reported	48.2	49.8	53.6	49.5	53.6
Efficiency ratio – adjusted[1]	54.2	49.2	52.8	50.5	51.3

Provision for credit losses as a % of net average loans and acceptances[3]	0.49	1.17	0.51	1.00	0.45
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$2.80	$1.21	$1.54	$6.43	$6.26
Diluted	2.80	1.21	1.54	6.43	6.25
Dividends per share	0.79	0.79	0.74	3.11	2.89
Book value per share	49.49	47.80	45.20	49.49	45.20
Closing share price[4]	58.78	59.27	75.21	58.78	75.21
Shares outstanding (millions)
Average basic	1,812.7	1,802.3	1,811.7	1,807.3	1,824.2
Average diluted	1,813.9	1,803.5	1,814.5	1,808.8	1,827.3
End of period	1,815.6	1,813.0	1,811.9	1,815.6	1,811.9
Market capitalization (billions of Canadian dollars)	$106.7	$107.5	$136.3	$106.7	$136.3
Dividend yield[5]	5.1%	5.3%	4.0%	4.8%	3.9%
Dividend payout ratio	28.2	65.3	48.0	48.3	46.1
Price-earnings ratio	9.2	11.5	12.0	9.2	12.0

Total shareholder return (1-year)[6]	(17.9)	(19.5)	7.1	(17.9)	7.1
Common share information – adjusted (Canadian dollars)[1]
Per share earnings
Basic	$1.60	$1.25	$1.59	$5.37	$6.71
Diluted	1.60	1.25	1.59	5.36	6.69
Dividend payout ratio	49.2%	63.0%	46.5%	57.9%	43.0%

Price-earnings ratio	11.0	11.1	11.2	11.0	11.2
Capital Ratios
Common Equity Tier 1 Capital ratio[2]	13.1%	12.5%	12.1%	13.1%	12.1%
Tier 1 Capital ratio[2]	14.4	13.8	13.5	14.4	13.5
Total Capital ratio[2]	16.7	16.5	16.3	16.7	16.3

Leverage ratio	4.5	4.4	4.0	4.5	4.0

[1]	Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of this document for an explanation of reported and adjusted results.
[2]	Metrics are non-GAAP financial measures. Refer to the “Return on Common Equity” and “Return on Tangible Common Equity” sections of this document for an explanation.
[3]	Excludes acquired credit-impaired loans.
[4]	Toronto Stock Exchange closing market price.
[5]

Dividend yield is calculated as the dividend per common share divided by the daily average closing stock price in the relevant period. Dividend per common share is derived as follows: a) for the quarter – by annualizing the dividend per common share for the quarter, and b) for the full year – dividend per common share for the year.

[6]	Total shareholder return (TSR) is calculated based on share price movement and dividends reinvested over a trailing one-year period.

TD BANK GROUP • FOURTH QUARTER 2020 • EARNINGS NEWS RELEASE	Page 3

HOW WE PERFORMED

HOW THE BANK REPORTS

The Bank prepares its Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank removes “items of note”, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank’s U.S. strategic cards portfolio is comprised of agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and provisions for credit losses related to these portfolios in the Bank’s Consolidated Statement of Income. At the segment level, the retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in Non-interest expenses, resulting in no impact to Corporate’s reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

Investment in The Charles Schwab Corporation

On October 6, 2020, the Bank acquired an approximately 13.5% stake in The Charles Schwab Corporation (“Schwab”) following the completion of Schwab’s acquisition of TD Ameritrade Holding Corporation (“TD Ameritrade”) of which the Bank was a major shareholder (the “Schwab transaction”). For further details, refer to “Significant Events” in the “How We Performed” section of this document. The Bank’s share of TD Ameritrade’s earnings is reported with a one-month lag. The same convention is being followed for Schwab, and the Bank will begin recording its share of Schwab’s earnings on this basis in the first quarter of fiscal 2021.

In addition, on November 25, 2019, the Bank and Schwab entered into an insured deposit account agreement (the “Schwab IDA Agreement”), which became effective upon closing of the Schwab transaction and has an initial expiration date of July 1, 2031. The servicing fee under the Schwab IDA Agreement is set at 15 basis points (bps) per annum on the aggregate average daily balance in the sweep accounts. Prior to the Schwab IDA Agreement becoming effective, the Bank was party to an insured deposit account agreement with TD Ameritrade (the “TD Ameritrade IDA Agreement”) and earned a servicing fee of 25 bps per annum on the aggregate average daily balance in the sweep accounts (subject to adjustment based on a specified formula). Refer to the “Related Party Transactions” section of the Bank’s 2020 MD&A.

U.S. Tax Reform

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “U.S. Tax Act”) which made broad and complex changes to the U.S. tax code.

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in an adjustment during 2018 to the Bank’s U.S. deferred tax assets and liabilities to the lower base rate of 21% as well as an adjustment to the Bank’s carrying balances of certain tax credit-related investments and its investment in TD Ameritrade. The Bank finalized its assessment of the implications of the U.S. Tax Act during 2018 and recorded a net charge to earnings of $392 million (US$319 million) for the year ended October 31, 2018.

The lower corporate tax rate had and continues to have a positive effect on TD’s current year and future earnings. The amount of the benefit may vary due to, among other things, changes in interpretations and assumptions the Bank has made and guidance that may be issued by applicable regulatory authorities.

Economic Summary and Outlook

The global economic recovery has slowed after an initial burst of growth following the end of lockdowns in the early summer months. A resurgence in COVID-19 cases across Europe and North America has prompted renewed restraints on activity, leaving economic momentum vulnerable in the fourth calendar quarter of 2020. Until an effective vaccine or treatment is widely distributed, the global economy is likely to remain susceptible to such periodic setbacks.

The Bank expects global real GDP to contract by 3.8% in calendar 2020, the largest annual decline in the post-war era. China is the only major economy that is likely to record growth this year, with early control of the virus, state-supported investment and rising exports supporting economic activity.

The global economic outlook for 2021 remains very uncertain and will depend on the timing and effectiveness of a vaccine. Assuming a vaccine is widely distributed by the summer, the Bank expects global real GDP to rebound by 6.2% in calendar 2021. Recent news of potentially earlier vaccine roll out offers some upside risk to that estimate. However, non-virus-related negative risks also exist, including the possibility of no-deal Brexit, escalating U.S.-China tensions, and continued geopolitical risks.

U.S. real GDP continues to recover. The economy expanded by 33.1% (annualized) in the third calendar quarter of 2020. Monthly data on consumer spending shows growth was especially rapid through May and June, while the unemployment rate has continued to improve. Since hitting a peak of 14.7% in April, it has fallen to 6.9% as of October, although this remains well above the 3.5% rate recorded in February. Likewise, real GDP remains 3.5% below its level in the fourth calendar quarter of 2019. The recent rise in COVID-19 cases is expected to slow U.S. growth in the final months of the calendar year, but not stall it outright. Business restrictions have so far been less severe and less widespread than what has been observed in other major economies. However, this also creates a risk that the intensity of business restrictions may eventually rise should the medical system become overly burdened.

The Federal Reserve cut its policy interest rate to the 0% to 0.25% range in March and continues to expand its balance sheet by purchasing U.S. Treasuries and mortgage-backed securities. In late August, the U.S. central bank announced an update to its long-run goals and monetary policy strategy, committing to target an inflation rate that “averages two percent over time.” With inflation currently well under two percent, this revised strategy suggests interest rates will remain very low for some time. The Bank expects the federal funds rate to remain at its current setting until calendar 2024. Historically, low interest rates have helped drive a rapid rebound in the housing market and this remains true today. Home sales are already above pre-crisis levels and price growth has been accelerating. Housing activity is expected to slow in calendar 2021, but a low homeownership rate and a favourable starting point for housing affordability suggests that growth will continue.

In terms of U.S. fiscal policy, the first round of COVID-19-related economic supports of over US$2.5 trillion helped households and businesses to maintain spending even as economic activity was curtailed. Many of these supports have now expired. As of October 31, 2020, there was broad agreement across party lines on a support package that would reinstate some enhanced federal unemployment insurance benefits, authorize more funds for small business loans and increase funding for COVID-19 testing, treatment and vaccine research and distribution. Uncertainty around the prospect for further assistance has increased following the November election.

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Canada’s economy was impacted more negatively than the U.S. in the first half of calendar 2020 and since then has recovered somewhat faster. The Bank estimates real GDP grew by 44.2% (annualized) in the third calendar quarter of the year. Despite this increase, real GDP was approximately 4.5% below the pre-COVID level in the fourth calendar quarter of 2019. The recovery in Canada’s job market, meanwhile, has outperformed that of its U.S. counterpart. As of October 2020, almost four-fifths of the jobs lost during the initial lockdown have been recovered in Canada, which is a significantly better performance than in the U.S. The Canadian unemployment rate has fallen from a peak of 13.7% in May to 8.9% in October.

The recent surge in COVID-19 cases also presents a downside risk to the near-term Canadian outlook. In an effort to contain the spread of the virus, since October, governments in Ontario, Quebec and Manitoba have imposed restrictions on targeted industries. This is expected to slow the pace of the economic and labour market recovery in the final months of this calendar year.

Similar to the Federal Reserve, the Bank of Canada has acted aggressively to support the economy, bringing interest rates down to 0.25% in March and rapidly expanding the size of its balance sheet. The Canadian central bank has explicitly committed to hold its overnight rate steady at its effective lower bound of 0.25% until at least 2023. In an environment of stable short-term interest rate differentials between the U.S. and Canada, the Bank projects the Canadian dollar will trade in the moderate range of 76-78 US cents over the next four calendar quarters.

Fueled partly by extraordinarily low interest rates, Canadian existing home resales and average prices reached new record highs in September. Demand has been particularly robust for ground-based housing types and properties located outside denser downtown cores. The housing market has also become more bifurcated by type, with evidence of elevated supply in the condominium market, and strong price pressures for detached homes. The Bank expects deteriorating affordability to become a growing constraint in the detached home market. Coupled with flagging demand for condominiums, this is expected to result in a cooling in activity over the first half of calendar 2021.

Many of the government supports to households and businesses implemented in the early stages of the health and economic crisis have been extended into calendar 2021, putting a floor under spending and limiting the knock-on impact to insolvencies. In October, the Canada Emergency Response Benefit (CERB) transitioned to expanded employment insurance and the Canada Recovery Benefit. These two programs, which are temporary in nature, cast a wide net and offer protection to the incomes of workers who have not been able to find new employment. Highly supportive fiscal and monetary policy is expected to keep Canada’s economy on a gradual recovery track in the coming quarters. However, like the U.S. and the global economy, a more expansive recovery will require an effective vaccine or treatment in order for business activity to normalize more broadly.

THE BANK’S RESPONSE TO COVID-19

Efforts to contain the COVID-19 pandemic have had a profound impact on economies around the world. In North America, the banking sector implemented a variety of measures to ease the strain on consumers and businesses. Governments, together with crown corporations, central banks and regulators, also introduced programs to mitigate the fallout of the crisis and support the effective functioning of financial markets. TD has been actively engaged in this collective effort, guided by the principles of supporting the well-being of its customers and colleagues and maintaining the Bank’s operational and financial resilience.

Supporting Customers and Colleagues

Beginning in TD’s fiscal second quarter, the Bank temporarily closed parts of its branch and store network and limited hours in others. As jurisdictions across TD’s footprint began to ease physical distancing restrictions in the third quarter, the Bank re-opened a number of its branches and stores and started restoring hours of service to meet customer needs, in line with the directives of government, public health authorities and TD’s Chief Medical Director. Extra precautions were taken in locations that remained open, including adjusting staff levels, installing protective equipment, enhancing cleaning, and implementing physical distancing measures to reduce personal contact. By October 31, 2020, virtually all Canadian branches and U.S. stores were open, and all ATMs were operational.

Also beginning in the second quarter, the Bank enabled a substantial majority of its contact center staff to work from home to maintain service levels. A number of branch and store colleagues were given training to respond to customer calls, and new digital capacity and self-serve capabilities were introduced to provide customers with ongoing access to financial service and advice. The Bank expanded its existing customer assistance programs – TD Helps in Canada and TD Cares in the U.S. – and redeployed colleagues across the organization to support these functions. In addition, new online and mobile applications were launched to facilitate the delivery of direct and government-introduced financial assistance for households and businesses. Approximately 60,000 TD colleagues continued to work from home as at October 31, 2020, and these arrangements are expected to remain in place for some time.

In the early months of the pandemic, the Bank offered several forms of direct financial assistance to customers experiencing financial hardship due to COVID-19, including deferral of loan payments and minimum payments on credit card balances, interest reductions, insurance premium deferrals and premium reductions. As at October 31, 2020, the bulk of this assistance had run its course, with deferrals largely expiring on schedule and customers resuming payments. The table below summarizes the accounts and corresponding gross loan balances that remained subject to COVID-related deferral programs as of October 31, 2020 in the Canadian and U.S. Retail businesses. Delinquency rates for customers exiting deferral are higher than for the broader population but remain low in absolute terms reflecting continued job gains, the continuation of government support, the Bank’s proactive outreach to clients, and TD’s expanding suite of advice offerings.

CANADA

Bank-Led Payment Deferral Programs	As at April 30, 2020			As at July 31, 2020			As at October 31, 2020			Deferral Term
	Accounts[1]	$ Billion (CAD)[1]	% of portfolio[2]	Accounts[1]	$ Billion (CAD)[1]	% of portfolio[2]	Accounts[1]	$ Billion (CAD)[1]	% of portfolio[2]
Real Estate Secured Lending[3]	126,000	$36.0	14.0%	107,000	$31.4	12.0%	13,000	$3.7	1.4%	Up to 6-month payment deferral
Other Consumer Lending[4]	122,000	$3.2	3.0%	54,000	$1.3	1.0%	17,000	$0.3	0.3%	Up to 4-month payment deferral
Small Business Banking and Commercial Lending	12,000	$6.5	8.0%	13,000	$7.0	8.0%	400	$0.4	0.5%	Up to 6-month (up to 4-month for Small Business Banking for non-Real Estate Secured Lending secured debt)
[1]	Reflects approximate number of accounts and approximate gross loan balance at the time of payment deferral.
[2]	Reflects gross loan balance at the time of payment deferral as a percentage of the quarterly average loan portfolio balance.
[3]	Includes residential mortgages and amortizing Home Equity Lines of Credit (HELOCs).
[4]	Other Consumer Lending includes credit cards, other personal lending, and auto. The deferral period varies by product.

TD BANK GROUP • FOURTH QUARTER 2020 • EARNINGS NEWS RELEASE	Page 5

UNITED STATES

Bank-Led Payment Deferral Programs	As at April 30, 2020			As at July 31, 2020			As at October 31, 2020			Deferral Term
	Accounts[1]	$ Billion (USD)[1]	% of portfolio[2]	Accounts[1]	$ Billion (USD)[1]	% of portfolio[2]	Accounts[1]	$ Billion (USD)[1]	% of portfolio[2]
Real Estate Secured Lending	7,000	$2.5	7.0%	7,000	$2.4	6.0%	5,000	$1.7	4.4%	3-month minimum forbearance
Other Consumer Lending[3]	226,000	$2.9	7.0%	46,000	$0.7	2.0%	15,000	$0.2	0.5%	Up to 3-month payment deferral
Small Business Banking and Commercial Lending	5,000	$6.5	7.0%	4,000	$3.0	3.0%	1,000	$0.3	0.3%	Up to 6-month payment deferral (up to 3-month for Commercial lending)
[1]	Reflects approximate number of accounts and approximate gross loan balance at the time of payment deferral.
[2]	Reflects gross loan balance at the time of payment deferral as a percentage of the quarterly average loan portfolio balance.
[3]	Other Consumer Lending includes credit cards, other personal lending, and auto. The deferral period varies by product.

The Bank continues to support programs for individuals and businesses introduced by the Canadian and U.S. governments.

Canada Emergency Business Account Program

Under the Canada Emergency Business Account (CEBA) Program, with funding provided by Her Majesty in Right of Canada (the “Government of Canada”) and Export Development Canada (EDC) as the Government of Canada’s agent, the Bank provides loans to its eligible business banking customers. Under the CEBA Program, eligible businesses receive a $40,000 interest-free loan until December 31, 2022. If $30,000 is repaid on or before December 31, 2022, the remaining amount of the loan is eligible for complete forgiveness. If the loan is not repaid by December 31, 2022, it will be extended for an additional 3-year term bearing an interest rate of 5% per annum. The funding provided to the Bank by the Government of Canada in respect of the CEBA Program represents an obligation to pass-through collections on the CEBA loans and is otherwise non-recourse to the Bank. Accordingly, the Bank is required to remit all collections of principal and interest on the CEBA loans to the Government of Canada but is not required to repay amounts that its customers fail to pay or that have been forgiven. The Bank receives an administration fee to recover the costs to administer the program for the Government of Canada. The Bank continues to work with the Government of Canada and EDC as further amendments to the CEBA Program are contemplated. Loans issued under the program are not recognized on the Bank’s Consolidated Balance Sheet, as the Bank transfers substantially all risks and rewards in respect of the loans to the Government of Canada. As of October 31, 2020, the Bank had provided approximately 184,000 customers (July 31, 2020 – 169,000; April 30, 2020 – 117,000) with CEBA loans and had funded approximately $7.3 billion (July 31, 2020 – $6.7 billion; April 30, 2020 – $4.7 billion) in loans under the program.

U.S. Coronavirus Aid, Relief, and Economic Security Act, Paycheck Protection Program

Under the Paycheck Protection Program (PPP) established by the U.S. Coronavirus Aid, Relief, and Economic Security (CARES) Act and implemented by the Small Business Administration (SBA), the Bank provided loans up to US$10 million each to small businesses to assist them in retaining workers, maintaining payroll, and covering other expenses. PPP loans originated before June 5, 2020 have a 2-year term with an option to extend to a 5-year term. PPP loans originated on or after June 5, 2020 have a 5-year term. All PPP loans bear an interest rate of 1% per annum, and are 100% guaranteed by the SBA. The full principal amount of the loan and any accrued interest are eligible for forgiveness if the loan is used for qualifying expenses. The Bank will be paid by the SBA for any portion of the loan that is forgiven. As of October 31, 2020, the Bank had funded approximately 86,000 PPP loans (July 31, 2020 – 84,000; April 30, 2020 – 28,000). The gross carrying amount of loans originated under the program was approximately US$8.2 billion (July 31, 2020 – US$8.2 billion; April 30, 2020 – US$6.0 billion).

Other Programs

The Bank has been working with federal Crown Corporations, including EDC and the Business Development Bank of Canada (BDC), as well as provincial and state governments and central banks to deliver other guarantee and co-lending programs for the Bank’s clients. In Canada, these programs include the EDC Business Credit Availability Program (BCAP) for small- and medium-sized enterprises, which offers eligible businesses with credit partially guaranteed by EDC, the BDC Co-Lending Program, which provides loans to small- and medium-sized businesses, and the Investissement Québec (IQ) Programme d’action concertée temporaire pour les entreprises (PACTE), which offers eligible businesses in Quebec with credit partially guaranteed by IQ. For programs provided specifically to eligible mid-market businesses, these include the EDC BCAP Large Loan Program and BDC Junior Financing Program. In addition, TD is working with Canada’s federal government to facilitate access to the Canada Emergency Response Benefit (CERB) and Canada Emergency Wage Subsidy (CEWS) through Canada Revenue Agency direct deposit. In the U.S., the Bank is working with the Federal Reserve Bank of Boston to facilitate the Main Street Lending Program for small- and medium-sized businesses.

Maintaining the Bank’s Financial and Operational Resilience

Early in its second quarter, the Bank invoked its crisis management protocols as the virus took root in the various jurisdictions in which TD operates. Business continuity management plans were activated, and an executive crisis management team was appointed to lead the response effort. The Bank rapidly implemented split-site and work from home arrangements and managed a surge in online and mobile traffic, including double-digit increases in Canadian and U.S. mobile banking downloads and digital usage, and up to a three-fold increase in direct investing trading volumes at the peak of market volatility. The Bank also facilitated the rapid activation and support of government relief programs and worked with its third-party suppliers to maintain critical functions and services throughout the disruption. TD’s operations, including the Bank’s technology infrastructure, network capacity, enterprise cloud capabilities and remote access systems, have remained stable in the months since, providing ongoing support for work from home arrangements and a continued high level of online and mobile customer traffic.

The Bank has been monitoring credit risk as it continues to support its customers’ borrowing needs, incorporating both the economic outlook, as well as the impact of government relief programs and regulatory measures. While the outlook remains uncertain, the Bank considers its coverage levels appropriate following substantial additions to the allowance for performing loans in the second and third quarters.

Market risk continued to be well managed in the fourth quarter against a backdrop of reduced volatility, and the Bank’s capital, liquidity and funding positions remained strong.

The Bank continues to evaluate its preparedness for a more sustained period of stress, refine its downturn readiness procedures and develop its medium- and long-term plans, including for various ‘return to the workplace’ scenarios.

TD BANK GROUP • FOURTH QUARTER 2020 • EARNINGS NEWS RELEASE	Page 6

Response from Regulators and Central Banks

Beginning in the Bank’s fiscal second quarter, in response to the challenges created by COVID-19 and then current market conditions, OSFI and the Bank of Canada took a number of actions designed to build resilience of federally regulated financial institutions and improve the stability of the Canadian financial system and economy. For additional information on OSFI’s capital measures, refer to the “OSFI’s Capital Requirements under Basel III” and “Future Regulatory Capital Developments” sections of the “Capital Position” section of the 2020 MD&A. For additional information on OSFI’s liquidity measures, refer to the “Regulatory Developments Concerning Liquidity and Funding” section of the “Managing Risk” section of the 2020 MD&A.

As of the fourth quarter, governments, regulators and central banks globally continued to keep policy settings at accommodative levels. In Canada, this included maintaining adjustments to regulatory requirements to build resilience of federally regulated financial institutions and improve the stability of the Canadian financial system and economy, and continuing to make available asset purchase and lending programs to support market liquidity.

Impact on Current Quarter Financial Performance

With the improvement in economic and business conditions this quarter, provisions for credit losses (PCL) decreased sequentially and non-interest income in the retail banking businesses stabilized on a recovery in customer spending and payment activity. The Bank continued to experience further margin pressure from the low interest rate environment. Deposit volumes continued to grow, partly reflecting the impact of government financial assistance programs, and capital markets and wealth direct investing revenues remained strong, reflecting high levels of client and market activity.

Impact on Financial Performance in Future Quarters

TD expects the Canadian and U.S. economies to continue their gradual recovery in 2021, but the outlook remains uncertain. There is promising news about potential vaccines, but much is still unknown about their efficacy, availability, distribution and public acceptance. Phased re-openings of the economy and targeted use of lockdowns have led to an encouraging uptick in activity as compared to the second and third quarters, but a second wave of infections is forcing many jurisdictions to impose renewed restrictions, and the government programs that have supported households and businesses through the slowdown may be difficult to sustain.

Overall, TD expects the recovery in earnings to be uneven. Fiscal 2021 earnings should be supported by lower PCL, reflecting the ongoing impact of bank and government relief and this year’s allowance build, as well as improving customer activity and continued expense discipline. At the same time, TD expects further deposit margin compression given the low interest rate environment; some volumes may moderate from this year’s levels, which were boosted by government stimulus, credit line draws and a high customer preference for liquidity; and capital markets activity may ease from this year’s record pace. With its strong capital and liquidity levels, substantial loan loss reserves, and diversified and customer-focused franchise, TD considers the Bank to be well-positioned to manage both upside and downside risks and to execute on its growth opportunities.

The following table provides the operating results on a reported basis for the Bank.

TABLE 2:  OPERATING RESULTS – Reported

(millions of Canadian dollars)	For the three months ended			For the twelve months ended
	October 31 2020	July 31 2020	October 31 2019	October 31 2020	October 31 2019
Net interest income	$6,367	$6,483	$6,175	$25,611	$23,931

Non-interest income	5,477	4,182	4,165	18,035	17,134
Total revenue	11,844	10,665	10,340	43,646	41,065
Provision for credit losses	917	2,188	891	7,242	3,029
Insurance claims and related expenses	630	805	705	2,886	2,787

Non-interest expenses	5,709	5,307	5,543	21,604	22,020
Income before income taxes and equity in net income of an investment in TD Ameritrade	4,588	2,365	3,201	11,914	13,229
Provision for income taxes	(202)	445	646	1,152	2,735

Equity in net income of an investment in TD Ameritrade	353	328	301	1,133	1,192
Net income – reported	5,143	2,248	2,856	11,895	11,686

Preferred dividends	64	68	68	267	252
Net income available to common shareholders and non-controlling interests in subsidiaries	$5,079	$2,180	$2,788	$11,628	$11,434
Attributable to:
Common shareholders	$5,079	$2,180	$2,788	$11,628	$11,416

Non-controlling interests	–	–	–	–	18

TD BANK GROUP • FOURTH QUARTER 2020 • EARNINGS NEWS RELEASE	Page 7

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income

(millions of Canadian dollars)	For the three months ended			For the twelve months ended
	October 31 2020	July 31 2020	October 31 2019	October 31 2020	October 31 2019
Operating results – adjusted
Net interest income	$6,367	$6,483	$6,175	$25,611	$23,931

Non-interest income	4,056	4,182	4,165	16,614	17,134
Total revenue	10,423	10,665	10,340	42,225	41,065
Provision for credit losses	917	2,188	891	7,242	3,029
Insurance claims and related expenses	630	805	705	2,886	2,787

Non-interest expenses[1]	5,646	5,244	5,463	21,338	21,085
Income before income taxes and equity in net income of an investment in TD Ameritrade	3,230	2,428	3,281	10,759	14,164
Provision for income taxes	636	454	660	2,020	2,949

Equity in net income of an investment in TD Ameritrade[2]	376	353	325	1,229	1,288
Net income – adjusted	2,970	2,327	2,946	9,968	12,503

Preferred dividends	64	68	68	267	252

Net income available to common shareholders and non-controlling interests in subsidiaries – adjusted	2,906	2,259	2,878	9,701	12,251
Attributable to:

Non-controlling interests in subsidiaries, net of income taxes	–	–	–	–	18

Net income available to common shareholders – adjusted	2,906	2,259	2,878	9,701	12,233
Pre-tax adjustments for items of note
Amortization of intangibles[3]	(61)	(63)	(74)	(262)	(307)
Net gain on sale of the investment in TD Ameritrade[4]	1,421	–	–	1,421	–
Charges related to the long-term loyalty agreement with Air Canada[5]	–	–	–	–	(607)
Charges associated with the acquisition of Greystone[6]	(25)	(25)	(30)	(100)	(117)
Less: Impact of income taxes
Amortization of intangibles[3]	(8)	(9)	(12)	(37)	(48)
Net gain on sale of the investment in TD Ameritrade[4]	(829)	–	–	(829)	–
Charges related to the long-term loyalty agreement with Air Canada[5]	–	–	–	–	(161)

Charges associated with the acquisition of Greystone[6]	(1)	–	(2)	(2)	(5)

Total adjustments for items of note	2,173	(79)	(90)	1,927	(817)

Net income available to common shareholders – reported	$5,079	$2,180	$2,788	$11,628	$11,416

[1]

Adjusted non-interest expenses excludes the following items of note: Net gain on sale of the investment in TD Ameritrade, as explained in footnote 4 – fourth quarter 2020 – $1,421 million. Amortization of intangibles, as explained in footnote 3 – fourth quarter 2020 – $38 million, third quarter 2020 – $38 million, second quarter 2020 – $44 million, first quarter 2020 – $46 million, fourth quarter 2019 – $50 million, third quarter 2019 – $50 million, second quarter 2019 – $55 million, first quarter 2019 – $56 million, reported in the Corporate segment. Charges related to the long-term loyalty agreement with Air Canada, as explained in footnote 5 – first quarter 2019 – $607 million; this amount was reported in the Canadian Retail segment. Charges associated with the acquisition of Greystone, as explained in footnote 6 – fourth quarter 2020 – $25 million, third quarter 2020 – $25 million, second quarter 2020 – $26 million, first quarter 2020 – $24 million, fourth quarter 2019 – $30 million, third quarter 2019 – $26 million, second quarter 2019 – $30 million, first quarter 2019 – $31 million; this amount was reported in the Canadian Retail segment.

[2]

Adjusted equity in net income of an investment in TD Ameritrade excludes the following items of note: Amortization of intangibles, as explained in footnote 3 – fourth quarter 2020 – $23 million, third quarter 2020 – $25 million, second quarter 2020 – $24 million, first quarter 2020 – $24 million, fourth quarter 2019 – $24 million, third quarter 2019 – $25 million, second quarter 2019 – $23 million, first quarter 2019 – $24 million. The earnings impact of this item was reported in the Corporate segment.

[3]

Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.

[4]

On October 6, 2020, the Bank acquired an approximately 13.5% stake in Schwab following completion of the Schwab transaction. As a result, the Bank recognized a net gain on sale of its investment in TD Ameritrade primarily related to a revaluation gain, the release of cumulative foreign currency translation gains offset by the release of designated hedging items and related taxes, and the release of a deferred tax liability related to the Bank’s investment in TD Ameritrade, net of direct transaction costs. These amounts were reported in the Corporate segment.

[5]

On January 10, 2019, the Bank’s long-term loyalty program agreement with Air Canada became effective in conjunction with Air Canada completing its acquisition of Aimia Canada Inc., which operates the Aeroplan loyalty business (the “Transaction”). In connection with the Transaction, the Bank recognized an expense of $607 million ($446 million after-tax) in the Canadian Retail segment.

[6]

On November 1, 2018, the Bank acquired Greystone Capital Management Inc., the parent company of Greystone Managed Investments Inc. (“Greystone”). The Bank incurred acquisition-related charges including compensation to employee shareholders issued in common shares in respect of the purchase price, direct transaction costs, and certain other acquisition-related costs. These amounts have been recorded as an adjustment to net income and were reported in the Canadian Retail segment.

TD BANK GROUP • FOURTH QUARTER 2020 • EARNINGS NEWS RELEASE	Page 8

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)1

(Canadian dollars)	For the three months ended			For the twelve months ended
	October 31 2020	July 31 2020	October 31 2019	October 31 2020	October 31 2019
Basic earnings per share – reported	$2.80	$1.21	$1.54	$6.43	$6.26

Adjustments for items of note[2]	(1.20)	0.04	0.05	(1.06)	0.45
Basic earnings per share – adjusted	$1.60	$1.25	$1.59	$5.37	$6.71
Diluted earnings per share – reported	$2.80	$1.21	$1.54	$6.43	$6.25

Adjustments for items of note[2]	(1.20)	0.04	0.05	(1.07)	0.44
Diluted earnings per share – adjusted	$1.60	$1.25	$1.59	$5.36	$6.69

[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
[2]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TABLE 5:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Reported to Adjusted Provision for Income Taxes

(millions of Canadian dollars, except as noted)	For the three months ended				For the twelve months ended
	October 31 2020		July 31 2020	October 31 2019	October 31 2020	October 31 2019
Provision for income taxes – reported	$(202)		$445	$646	$1,152	$2,735

Total adjustments for items of note[1]	838		9	14	868	214
Provision for income taxes – adjusted	$636		$454	$660	$2,020	$2,949
Effective income tax rate – reported	(4.4	) %	18.8%	20.2%	9.7%	20.7%

Effective income tax rate – adjusted[2,3]	19.7		18.7	20.1	18.8	20.8

[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
[2]	The tax effect for each item of note is calculated using the statutory income tax rate of the applicable legal entity.
[3]	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

RETURN ON COMMON EQUITY

The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III. Capital allocated to the business segments was decreased to 9% CET1 Capital effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020, and 10% in fiscal 2019.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure and is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the twelve months ended
	October 31 2020	July 31 2020	October 31 2019	October 31 2020	October 31 2019

Average common equity	$86,883	$86,794	$81,286	$85,203	$78,638
Net income available to common shareholders – reported	5,079	2,180	2,788	11,628	11,416

Items of note, net of income taxes[1]	(2,173)	79	90	(1,927)	817
Net income available to common shareholders – adjusted	$2,906	$2,259	$2,878	$9,701	$12,233
Return on common equity – reported	23.3%	10.0%	13.6%	13.6%	14.5%

Return on common equity – adjusted	13.3	10.4	14.0	11.4	15.6

[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

RETURN ON TANGIBLE COMMON EQUITY

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles on the investments in Schwab and TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. Return on tangible common equity (ROTCE) is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for items of note, as a percentage of average TCE. Adjusted ROTCE provides a useful measure of the performance of the Bank’s income producing assets, independent of whether or not they were acquired or developed internally. TCE, ROTCE, and adjusted ROTCE are each non-GAAP financial measures and are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TD BANK GROUP • FOURTH QUARTER 2020 • EARNINGS NEWS RELEASE	Page 9

TABLE 7:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)		For the three months ended		For the twelve months ended
	October 31 2020	July 31 2020	October 31 2019	October 31 2020	October 31 2019

Average common equity	$86,883	$86,794	$81,286	$85,203	$78,638
Average goodwill	17,087	17,534	17,046	17,261	17,070
Average imputed goodwill and intangibles on investments in Schwab and TD Ameritrade	4,826	4,184	4,119	4,369	4,146
Average other acquired intangibles[1]	449	492	613	509	662

Average related deferred tax liabilities	(237)	(264)	(267)	(255)	(260)

Average tangible common equity	64,758	64,848	59,775	63,319	57,020
Net income available to common shareholders – reported	5,079	2,180	2,788	11,628	11,416

Amortization of acquired intangibles, net of income taxes[2]	53	54	62	225	259
Net income available to common shareholders after adjusting for after-tax amortization of acquired intangibles	5,132	2,234	2,850	11,853	11,675

Other items of note, net of income taxes[2]	(2,226)	25	28	(2,152)	558
Net income available to common shareholders – adjusted	$2,906	$2,259	$2,878	$9,701	$12,233
Return on tangible common equity	31.5%	13.7%	18.9%	18.7%	20.5%

Return on tangible common equity – adjusted	17.9	13.9	19.1	15.3	21.5
[1]	Excludes intangibles relating to software and asset servicing rights.
[2]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Impact of Foreign Exchange Rate on U.S. Retail Segment Translated Earnings

The following table reflects the estimated impact of foreign currency translation on key U.S. Retail segment income statement items.

TABLE 8:  IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS

(millions of Canadian dollars, except as noted)	For the three months ended	For the twelve months ended
	October 31, 2020 vs. October 31, 2019 Increase (Decrease)	October 31, 2020 vs. October 31, 2019 Increase (Decrease)
U.S. Retail Bank
Total revenue	$(3)	$138

Non-interest expenses	(2)	83

Net income	(1)	3
Equity in net income of an investment in TD Ameritrade[1]	3	15

U.S. Retail segment net income – after tax	2	18
Earnings per share (Canadian dollars)
Basic	$–	$0.01

Diluted	–	0.01
[1]	Equity in net income of an investment in TD Ameritrade and the foreign exchange impact are reported with a one-month lag.

Average foreign exchange rate (equivalent of CAD $1.00)	For the three months ended		For the twelve months ended
	October 31 2020	October 31 2019	October 31 2020	October 31 2019

U.S. dollar	0.756	0.756	0.743	0.753

SIGNIFICANT EVENTS

Acquisition of TD Ameritrade Holding Corporation by The Charles Schwab Corporation

On October 6, 2020, Schwab completed its acquisition of TD Ameritrade, of which the Bank was a major shareholder. Under the terms of the Schwab transaction, all TD Ameritrade shareholders, including the Bank, exchanged each TD Ameritrade share they owned for 1.0837 common shares of Schwab. At closing, in exchange for the Bank’s approximately 43% ownership in TD Ameritrade, the Bank received an approximately 13.5% stake in Schwab, consisting of 9.9% voting common shares and the remainder in non-voting common shares, convertible into voting common shares upon transfer to a third party. The transaction resulted in a net gain on sale of the Bank’s investment in TD Ameritrade of $2.3 billion after-tax in the fourth quarter of 2020. The transaction had an approximately neutral impact on CET1 at closing.

The Bank and Schwab are party to a stockholder agreement (the “Stockholder Agreement”), which became effective upon closing of the Schwab transaction. Under the Stockholder Agreement: (i) subject to meeting certain conditions, the Bank has two seats on Schwab’s Board of Directors, (ii) the Bank is not permitted to own more than 9.9% voting common shares of Schwab, and (iii) the Bank is subject to customary standstill and lockup restrictions, including, subject to certain exceptions, transfer restrictions. In addition, the Bank and Schwab entered into the Schwab IDA Agreement, which became effective upon closing and has an initial expiration date of July 1, 2031. Starting on July 1, 2021, deposits under the Schwab IDA Agreement, which were $195 billion (US$146 billion) as at October 31, 2020, can be reduced at Schwab’s option by up to US$10 billion a year (subject to certain adjustments based on the change in the balance of the sweep deposits between closing and July 1, 2021), with a floor of US$50 billion. The servicing fee under the Schwab IDA Agreement is set at 15 bps per annum on the aggregate average daily balance in the sweep accounts.

The Bank reports its investment in Schwab using the equity method of accounting. The Bank’s share of Schwab’s earnings available to common shareholders is reported with a one-month lag, and the Bank will begin recording its share of Schwab’s earnings on this basis in the first quarter of fiscal 2021.

TD BANK GROUP • FOURTH QUARTER 2020 • EARNINGS NEWS RELEASE	Page 10

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank’s investment in TD Ameritrade (Schwab as of October 6, 2020); and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. For further details, refer to the “How the Bank Reports” section of this document, the “Business Focus” section in the 2020 MD&A, and Note 29 of the Bank’s Consolidated Financial Statements for the year ended October 31, 2020. For information concerning the Bank’s measure of adjusted return on average common equity, which is a non-GAAP financial measure, refer to the “How We Performed” section of this document.

PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking’s results are reversed in the Corporate segment. The TEB adjustment for the quarter was $44 million, compared with $36 million in the fourth quarter last year, and $47 million in the prior quarter.

TABLE 9:  CANADIAN RETAIL

(millions of Canadian dollars, except as noted)		For the three months ended
	October 31 2020	July 31 2020	October 31 2019
Net interest income	$2,982	$2,910	$3,173

Non-interest income	3,047	3,116	2,960
Total revenue	6,029	6,026	6,133
Provision for credit losses – impaired	199	372	324

Provision for credit losses – performing	52	579	76
Total provision for credit losses	251	951	400
Insurance claims and related expenses	630	805	705
Non-interest expenses – reported	2,684	2,533	2,637
Non-interest expenses – adjusted[1]	2,659	2,508	2,607
Provision for (recovery of) income taxes – reported	662	474	646

Provision for (recovery of) income taxes – adjusted[1]	663	474	648
Net income – reported	1,802	1,263	1,745
Net income – adjusted[1]	$1,826	$1,288	$1,773
Selected volumes and ratios
Return on common equity – reported[2]	40.5%	28.3%	37.9%
Return on common equity – adjusted[1,2]	41.0	28.8	38.5
Net interest margin (including on securitized assets)	2.71	2.68	2.96
Efficiency ratio – reported	44.5	42.0	43.0

Efficiency ratio – adjusted[1]	44.1	41.6	42.5
Assets under administration (billions of Canadian dollars)	$433	$434	$422

Assets under management (billions of Canadian dollars)	358	366	353
Number of Canadian retail branches	1,085	1,087	1,091

Average number of full-time equivalent staff	40,725	40,652	41,650

[1]

Adjusted non-interest expenses exclude the following items of note: Charges associated with the acquisition of Greystone in the fourth quarter 2020 – $25 million ($24 million after tax), third quarter 2020 – $25 million ($25 million after tax), fourth quarter 2019 – $30 million ($28 million after tax). For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

[2]	Capital allocated to the business segment was reduced to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020, and 10% in fiscal 2019.

Quarterly comparison – Q4 2020 vs. Q4 2019

Canadian Retail reported net income for the quarter was $1,802 million, an increase of $57 million, or 3%, compared with the fourth quarter last year. The increase in earnings reflects lower PCL and lower insurance claims, partially offset by lower revenue and higher non-interest expenses. On an adjusted basis, net income for the quarter was $1,826 million, an increase of $53 million, or 3%. The reported and adjusted annualized ROE for the quarter was 40.5% and 41.0%, respectively, compared with 37.9% and 38.5%, respectively, in the fourth quarter last year.

Canadian Retail revenue is derived from the Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $6,029 million, a decrease of $104 million, or 2%, compared with the fourth quarter last year.

Net interest income was $2,982 million, a decrease of $191 million, or 6%, reflecting lower deposit margins, partially offset by deposit and loan volume growth. Average loan volumes increased $13 billion, or 3%, reflecting 3% growth in personal loans and 4% growth in business loans. Average deposit volumes increased $68 billion, or 20%, reflecting 15% growth in personal deposits, 23% growth in business deposits, and 42% growth in wealth deposits. Net interest margin was 2.71%, a decrease of 25 bps, reflecting lower interest rates.

Non-interest income was $3,047 million, an increase of $87 million, or 3%, reflecting higher transaction and fee-based revenue in the wealth business, and higher insurance revenue, partially offset by lower fees in the banking businesses.

Assets under administration (AUA) were $433 billion as at October 31, 2020, an increase of $11 billion, or 3%, compared with the fourth quarter last year, reflecting new asset growth. Assets under management (AUM) were $358 billion as at October 31, 2020, an increase of $5 billion, or 1%, compared with the fourth quarter last year, reflecting market appreciation.

PCL for the quarter was $251 million, a decrease of $149 million, or 37%, compared with the fourth quarter last year. PCL – impaired was $199 million, a decrease of $125 million, or 39%, primarily reflected in the consumer lending portfolios, largely reflecting the ongoing impact of bank and government assistance programs. PCL – performing was $52 million, a decrease of $24 million, reflecting a smaller increase to the performing allowance for credit losses this quarter. Performing provisions in the current quarter were largely recorded in the commercial lending portfolios. Total PCL as an annualized percentage of credit volume was 0.22%, or a decrease of 15 bps.

Insurance claims and related expenses for the quarter were $630 million, a decrease of $75 million, or 11%, compared with the fourth quarter last year. The decrease reflects lower current accident year claims, no severe weather-related events and favourable prior years’ claims development, partially offset by an

TD BANK GROUP • FOURTH QUARTER 2020 • EARNINGS NEWS RELEASE	Page 11

increase in certain current year claims reserves, as well as an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase to non-interest income.

Reported non-interest expenses for the quarter were $2,684 million, an increase of $47 million, or 2%, compared with the fourth quarter last year, reflecting higher spend supporting business growth including technology, volume-driven expenses, and marketing, partially offset by a reduction in project and other discretionary spend. On an adjusted basis, non-interest expenses were $2,659 million, an increase of $52 million, or 2%.

The reported and adjusted efficiency ratio for the quarter was 44.5% and 44.1%, respectively, compared with 43.0% and 42.5%, respectively, in the fourth quarter last year.

Quarterly comparison – Q4 2020 vs. Q3 2020

Canadian Retail reported net income for the quarter increased $539 million, or 43%, compared with the prior quarter. The increase in earnings reflects lower PCL and lower insurance claims, partially offset by higher non-interest expenses. On an adjusted basis, net income increased $538 million, or 42%. The reported and adjusted annualized ROE for the quarter was 40.5% and 41.0%, respectively, compared with 28.3% and 28.8%, respectively, in the prior quarter.

Revenue increased $3 million compared with the prior quarter. Net interest income increased $72 million, or 2%, primarily reflecting volume growth. Average loan volumes increased $6 billion, or 1%, reflecting 2% growth in personal loans and 1% decrease in business loans. Average deposit volumes increased $16 billion, or 4%. Net interest margin was 2.71%, an increase of 3 bps, reflecting improving loan margins.

Non-interest income decreased $69 million, or 2%, reflecting a $97 million decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease to insurance claims, partially offset by a recovery in customer activity, including retail sales and higher fee-based income in our banking business.

AUA decreased $1 billion compared with the prior quarter reflecting a decrease in market value. AUM decreased $8 billion, or 2%, reflecting a decrease in net assets.

PCL for the quarter decreased $700 million, or 74%, compared with the prior quarter. PCL – impaired decreased by $173 million, or 47%, reflected in the consumer lending portfolios, largely reflecting the ongoing impact of bank and government assistance programs. PCL – performing decreased by $527 million, reflecting a smaller increase to the performing allowance for credit losses this quarter in the consumer and commercial lending portfolios. Total PCL as an annualized percentage of credit volume was 0.22%, a decrease of 64 bps.

Insurance claims and related expenses for the quarter decreased $175 million, or 22%, compared with the prior quarter, reflecting favourable prior years’ claims development, no severe weather-related events and changes in the fair value of investments supporting claims liabilities which resulted in a similar decrease to non-interest income, partially offset by higher current year claims and an increase in certain current year claims reserves.

Reported non-interest expenses increased $151 million, or 6%, compared with the prior quarter, reflecting higher spend supporting business growth and higher marketing costs. On an adjusted basis, non-interest expenses increased $151 million, or 6%.

The reported and adjusted efficiency ratio for the quarter was 44.5% and 44.1%, respectively, compared with 42.0% and 41.6%, respectively, in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2020 • EARNINGS NEWS RELEASE	Page 12

TABLE 10:  U.S. RETAIL

(millions of dollars, except as noted)		For the three months ended
Canadian Dollars	October 31 2020	July 31 2020	October 31 2019
Net interest income	$2,071	$2,256	$2,232

Non-interest income	646	595	717
Total revenue – reported	2,717	2,851	2,949
Provision for credit losses – impaired	147	290	268

Provision for credit losses – performing	425	607	27
Total provision for credit losses	572	897	295
Non-interest expenses	1,660	1,646	1,669

Provision for (recovery of) income taxes	(47)	(48)	85

U.S. Retail Bank net income	532	356	900

Equity in net income of an investment in TD Ameritrade[1,2]	339	317	291
Net income	$871	$673	$1,191

U.S. Dollars
Net interest income	$1,566	$1,648	$1,687

Non-interest income	488	437	543
Total revenue – reported	2,054	2,085	2,230
Provision for credit losses – impaired	111	211	203

Provision for credit losses – performing	322	444	20
Total provision for credit losses	433	655	223
Non-interest expenses	1,254	1,205	1,261

Provision for (recovery of) income taxes	(36)	(35)	65

U.S. Retail Bank net income	403	260	681
Equity in net income of an investment in TD Ameritrade[1,2]	255	230	219
Net income	$658	$490	$900
Selected volumes and ratios
Return on common equity[3]	9.0%	6.7%	11.8%
Net interest margin[4]	2.27	2.50	3.18

Efficiency ratio	61.1	57.8	56.5
Assets under administration (billions of U.S. dollars)	$24	$23	$21

Assets under management (billions of U.S. dollars)	39	40	44
Number of U.S. retail stores	1,223	1,220	1,241

Average number of full-time equivalent staff	26,460	26,408	26,513

[1]

The Bank’s share of TD Ameritrade’s earnings is reported with a one-month lag. The same convention is being followed for Schwab, and the Bank will begin recording its share of Schwab’s earnings in the first quarter of fiscal 2021. Refer to “Significant Events” in the “How We Performed” section of this document.

[2]	The after-tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade is recorded in the Corporate segment with other acquired intangibles.
[3]	Capital allocated to the business segment was reduced to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020, and 10% in fiscal 2019.
[4]

Net interest margin excludes the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.

Quarterly comparison – Q4 2020 vs. Q4 2019

U.S. Retail net income for the quarter was $871 million (US$658 million), a decrease of $320 million (US$242 million), or 27% (27% in U.S. dollars), compared with the fourth quarter last year. The reported and adjusted annualized ROE for the quarter was 9.0%, compared with 11.8%, in the fourth quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank’s investment in TD Ameritrade. Net income for the quarter from the U.S. Retail Bank and the Bank’s investment in TD Ameritrade were $532 million (US$403 million) and $339 million (US$255 million), respectively.

The contribution from TD Ameritrade of US$255 million increased US$36 million, or 16%, compared with the fourth quarter last year, primarily reflecting higher trading volumes and lower operating expenses, partially offset by reduced trading commissions and lower asset-based revenue.

U.S. Retail Bank net income of US$403 million decreased US$278 million, or 41%, primarily reflecting higher PCL and lower revenue.

U.S. Retail Bank revenue is derived from personal and business banking, and wealth management. Revenue for the quarter was US$2,054 million, a decrease of US$176 million, or 8%, compared with the fourth quarter last year. Net interest income decreased US$121 million, or 7%, reflecting lower deposit margins, partially offset by growth in loan and deposit volumes. Net interest margin was 2.27%, a decrease of 91 bps, primarily reflecting lower deposit margins and balance sheet mix. Non-interest income decreased US$55 million, or 10%, primarily reflecting lower deposit fees.

Average loan volumes increased US$12 billion, or 7%, compared with the fourth quarter last year, reflecting growth in personal and business loans of 3% and 10%, respectively, with significant increases in business loans reflecting originations under the SBA PPP. Average deposit volumes increased US$81 billion, or 30%, reflecting a 35% increase in sweep deposit volumes, a 37% increase in business deposit volumes, and a 17% increase in personal deposit volumes.

AUA were US$24 billion as at October 31, 2020, an increase of US$3 billion, or 16%, compared with the fourth quarter last year, reflecting loan and deposit growth. AUM were US$39 billion as at October 31, 2020, a decrease of US$5 billion, or 11%, reflecting net fund outflows.

PCL for the quarter was US$433 million, an increase of US$210 million, compared with the fourth quarter last year. PCL – impaired was US$111 million, a decrease of US$92 million, or 45%, primarily reflected in the consumer lending portfolios, largely reflecting the ongoing impact of bank and government assistance programs. PCL – performing was US$322 million, an increase of US$302 million, primarily related to a significant deterioration in the economic outlook, including the impact of credit migration, and predominantly reflected in the commercial lending portfolios. U.S. Retail PCL including only the Bank’s contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume, was 1.01%, or an increase of 46 bps.

Non-interest expenses for the quarter were US$1,254 million, a decrease of US$7 million, compared with the fourth quarter last year, primarily reflecting restructuring charges in the prior year and productivity savings this year, partially offset by costs to support customers and employees during the COVID-19 pandemic, higher employee-related costs, and a prior year adjustment to post-retirement benefit costs.

The efficiency ratio for the quarter was 61.1%, compared with 56.5% in the fourth quarter last year.

Quarterly comparison – Q4 2020 vs. Q3 2020

U.S. Retail net income increased $198 million (US$168 million), or 29% (34% in U.S. dollars), compared with the prior quarter. The annualized ROE for the quarter was 9.0%, compared to 6.7%, in the prior quarter.

The contribution from TD Ameritrade was US$255 million, an increase of US$25 million, or 11%, compared with the prior quarter, primarily reflecting higher asset-based revenue and higher trading volumes, partially offset by reduced trading commissions.

U.S. Retail Bank net income for the quarter increased US$143 million, or 55%, compared with the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2020 • EARNINGS NEWS RELEASE	Page 13

Revenue for the quarter decreased US$31 million, or 1%. Net interest income decreased US$82 million, or 5%, reflecting continued deposit margin compression, partially offset by deposit volume growth. Net interest margin was 2.27%, a decrease of 23 bps reflecting lower deposit margins and balance sheet mix. Non-interest income increased US$51 million, or 12%, primarily reflecting higher deposit and credit card fees, partially offset by the valuation of certain investments in the prior quarter.

Average loan volumes decreased US$2 billion, or 1%, compared with the prior quarter, reflecting a decline in business loans of 3%, resulting from pay downs on commercial lines of credit, partially offset by an increase in personal loans of 1%. Average deposit volumes increased US$10 billion, or 3%, reflecting a 5% increase in business deposit volumes, a 3% increase in personal deposit volumes, and a 1% increase in sweep deposit volumes.

AUA were US$24 billion as at October 31, 2020, an increase of US$1 billion, or 6%, compared with the prior quarter. AUM were US$39 billion as at October 31, 2020, a decrease of US$1 billion, or 3%, compared with the prior quarter, reflecting net outflows.

PCL for the quarter decreased US$222 million, compared with the prior quarter. PCL – impaired decreased by US$100 million, primarily reflected in the consumer lending portfolios, largely reflecting the ongoing impact of bank and government assistance programs. PCL – performing decreased by US$122 million, reflecting a smaller increase to the performing allowance for credit losses this quarter. Performing provisions in the current quarter were largely recorded in the commercial lending portfolios. U.S. Retail PCL including only the Bank’s contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 1.01%, or a decrease of 50 bps.

Non-interest expenses for the quarter increased US$49 million, or 4%, compared with the prior quarter, reflecting higher employee-related costs, investments in the business, and marketing.

The efficiency ratio for the quarter was 61.1%, compared with 57.8%, in the prior quarter.

TABLE 11:  WHOLESALE BANKING

(millions of Canadian dollars, except as noted)	For the three months ended
	October 31 2020	July 31 2020	October 31 2019
Net interest income (TEB)	$609	$531	$278

Non-interest income	645	866	570
Total revenue	1,254	1,397	848
Provision for (recovery of) credit losses – impaired	(19)	52	8

Provision for (recovery of) credit losses – performing	13	71	33
Total provision for (recovery of) credit losses	(6)	123	41
Non-interest expenses	581	669	600

Provision for (recovery of) income taxes (TEB)	193	163	47
Net income	$486	$442	$160
Selected volumes and ratios
Trading-related revenue (TEB)	$761	$942	$411
Average gross lending portfolio (billions of Canadian dollars)[1]	61.0	69.4	52.5
Return on common equity[2]	23.0%	19.7%	8.5%

Efficiency ratio	46.3	47.9	70.8

Average number of full-time equivalent staff	4,659	4,632	4,570
[1]	Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps (CDS), and allowance for credit losses.
[2]	Capital allocated to the business segment was reduced to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020, and 10% in fiscal 2019.

Quarterly comparison – Q4 2020 vs. Q4 2019

Wholesale Banking net income for the quarter was $486 million, an increase of $326 million compared with the fourth quarter last year reflecting higher revenue, lower non-interest expenses, and lower PCL.

Wholesale Banking revenue is derived primarily from capital markets and corporate and investment banking services provided to corporate, government, and institutional clients. Wholesale Banking generates revenue from corporate lending, advisory, underwriting, sales, trading and research, client securitization, trade finance, cash management, prime services, and trade execution services. Revenue for the quarter was $1,254 million, an increase of $406 million, or 48%, compared with the fourth quarter last year primarily reflecting higher trading-related revenue, higher loan fees and higher debt underwriting fees, as well as derivative valuation charges of $96 million in the prior year.

PCL for the quarter was a benefit of $6 million, compared with provisions of $41 million in the fourth quarter last year. PCL – impaired was a recovery of $19 million. PCL – performing was $13 million.

Non-interest expenses were $581 million, a decrease of $19 million, or 3%, compared with the fourth quarter last year. The decrease reflects lower variable compensation.

Quarterly comparison – Q4 2020 vs. Q3 2020

Wholesale Banking net income for the quarter increased $44 million, or 10%, compared with the prior quarter reflecting lower PCL and lower non-interest expenses, partially offset by lower revenue.

Revenue for the quarter decreased $143 million, or 10%, primarily reflecting lower trading-related revenue and lower underwriting fees, partially offset by higher other revenue.

PCL for the quarter decreased by $129 million. PCL – impaired was a recovery of $19 million, a decrease of $71 million reflecting credit migration in the prior quarter. PCL – performing was $13 million, a decrease of $58 million, reflecting a smaller increase to the performing allowance for credit losses this quarter.

Non-interest expenses for the quarter decreased $88 million, or 13%, reflecting lower variable compensation, partially offset by a legal provision and higher technology related costs.

TD BANK GROUP • FOURTH QUARTER 2020 • EARNINGS NEWS RELEASE	Page 14

TABLE 12:  CORPORATE

(millions of Canadian dollars)	For the three months ended
	October 31 2020	July 31 2020	October 31 2019

Net income (loss) – reported	$1,984	$(130)	$(240)
Adjustments for items of note[1]
Amortization of intangibles before income taxes	61	63	74
Net gain on sale of the investment in TD Ameritrade	(1,421)	–	–

Less: impact of income taxes	837	9	12
Net income (loss) – adjusted	$(213)	$(76)	$(178)
Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(302)	$(153)	$(201)

Other	89	77	23
Net income (loss) – adjusted	$(213)	$(76)	$(178)
Selected volumes

Average number of full-time equivalent staff	17,849	17,889	17,316
[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q4 2020 vs. Q4 2019

Corporate segment’s reported net income for the quarter was $1,984 million, compared with a reported net loss of $240 million in the fourth quarter last year. The year-over-year increase was primarily attributable to a net gain on sale of the Bank’s investment in TD Ameritrade of $1,421 million ($2,250 million after-tax), as well as higher revenue from treasury and balance sheet management activities, which are reflected in Other, partially offset by higher net corporate expenses. Net corporate expenses increased largely reflecting the impact of corporate real estate optimization costs of $163 million in the current quarter, partially offset by restructuring charges of $51 million in the same quarter last year. The adjusted net loss for the quarter was $213 million, compared with an adjusted net loss of $178 million in the fourth quarter last year.

Quarterly comparison – Q4 2020 vs. Q3 2020

Corporate segment’s reported net income for the quarter was $1,984 million, compared with a reported net loss of $130 million in the prior quarter. The quarter-over-quarter increase in reported net income was primarily attributable to a net gain on sale of the Bank’s investment in TD Ameritrade of $1,421 million ($2,250 million after-tax), as well as higher revenue from treasury and balance sheet management activities, which are reflected in Other, partially offset by higher net corporate expenses. Net corporate expenses increased largely reflecting the impact of corporate real estate optimization costs of $163 million in the current quarter and lower employee-related benefits claims in the prior quarter. The adjusted net loss for the quarter was $213 million, compared with an adjusted net loss of $76 million in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2020 • EARNINGS NEWS RELEASE	Page 15

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET[1]
(millions of Canadian dollars)		As at
	October 31 2020	October 31 2019
ASSETS
Cash and due from banks	$6,445	$4,863
Interest-bearing deposits with banks	164,149	25,583

	170,594	30,446
Trading loans, securities, and other	148,318	146,000
Non-trading financial assets at fair value through profit or loss	8,548	6,503
Derivatives	54,242	48,894
Financial assets designated at fair value through profit or loss	4,739	4,040
Financial assets at fair value through other comprehensive income	103,285	111,104

	319,132	316,541
Debt securities at amortized cost, net of allowance for credit losses	227,679	130,497
Securities purchased under reverse repurchase agreements	169,162	165,935
Loans
Residential mortgages	252,219	235,640
Consumer instalment and other personal	185,460	180,334
Credit card	32,334	36,564
Business and government	255,799	236,517

	725,812	689,055

Allowance for loan losses	(8,289)	(4,447)

Loans, net of allowance for loan losses	717,523	684,608
Other
Customers’ liability under acceptances	14,941	13,494
Investment in Schwab and TD Ameritrade	12,174	9,316
Goodwill	17,148	16,976
Other intangibles	2,125	2,503
Land, buildings, equipment, and other depreciable assets	10,136	5,513
Deferred tax assets	2,444	1,799
Amounts receivable from brokers, dealers, and clients	33,951	20,575
Other assets	18,856	17,087

	111,775	87,263
Total assets	$1,715,865	$1,415,290
LIABILITIES
Trading deposits	$19,177	$26,885
Derivatives	53,203	50,051
Securitization liabilities at fair value	13,718	13,058
Financial liabilities designated at fair value through profit or loss	59,665	105,131

	145,763	195,125
Deposits
Personal	625,200	503,430
Banks	28,969	16,751
Business and government	481,164	366,796

	1,135,333	886,977
Other
Acceptances	14,941	13,494
Obligations related to securities sold short	34,999	29,656
Obligations related to securities sold under repurchase agreements	188,876	125,856
Securitization liabilities at amortized cost	15,768	14,086
Amounts payable to brokers, dealers, and clients	35,143	23,746
Insurance-related liabilities	7,590	6,920
Other liabilities	30,476	21,004

	327,793	234,762
Subordinated notes and debentures	11,477	10,725
Total liabilities	1,620,366	1,327,589
EQUITY
Shareholders’ Equity
Common shares	22,487	21,713
Preferred shares	5,650	5,800
Treasury shares – common	(37)	(41)
Treasury shares – preferred	(4)	(6)
Contributed surplus	121	157
Retained earnings	53,845	49,497
Accumulated other comprehensive income (loss)	13,437	10,581
Total equity	95,499	87,701
Total liabilities and equity	$1,715,865	$1,415,290

[1]	The amounts as at October 31, 2020 and October 31, 2019, have been derived from the audited financial statements.

TD BANK GROUP • FOURTH QUARTER 2020 • EARNINGS NEWS RELEASE	Page 16

CONSOLIDATED STATEMENT OF INCOME[1]
(millions of Canadian dollars, except as noted)	For the three months ended		For the twelve months ended
	October 31 2020	October 31 2019	October 31 2020	October 31 2019
Interest income[2]
Loans	$6,278	$8,117	$28,151	$31,925
Securities
Interest	1,012	1,848	5,432	7,843
Dividends	404	447	1,714	1,548
Deposits with banks	70	126	350	683

	7,764	10,538	35,647	41,999
Interest expense
Deposits	891	3,313	7,163	13,675
Securitization liabilities	69	121	363	524
Subordinated notes and debentures	100	107	426	395
Other	337	822	2,084	3,474

	1,397	4,363	10,036	18,068
Net interest income	6,367	6,175	25,611	23,931
Non-interest income
Investment and securities services	1,341	1,246	5,341	4,872
Credit fees	354	322	1,400	1,289
Net securities gain (loss)	32	31	40	78
Trading income (loss)	246	237	1,404	1,047
Income (loss) from non-trading financial instruments at fair value through profit or loss	11	6	14	121
Income (loss) from financial instruments designated at fair value through profit or loss	(27)	(89)	55	8
Service charges	633	743	2,593	2,885
Card services	566	578	2,154	2,465
Insurance revenue	1,130	1,124	4,565	4,282

Other income (loss)	1,191	(33)	469	87

	5,477	4,165	18,035	17,134
Total revenue	11,844	10,340	43,646	41,065
Provision for credit losses	917	891	7,242	3,029
Insurance claims and related expenses	630	705	2,886	2,787
Non-interest expenses
Salaries and employee benefits	2,881	2,744	11,891	11,244
Occupancy, including depreciation	640	475	1,990	1,835
Equipment, including depreciation	362	318	1,287	1,165
Amortization of other intangibles	207	211	817	800
Marketing and business development	224	206	740	769
Restructuring charges (recovery)	(8)	154	(16)	175
Brokerage-related and sub-advisory fees	94	86	362	336
Professional and advisory services	347	379	1,144	1,322
Other	962	970	3,389	4,374

	5,709	5,543	21,604	22,020
Income before income taxes and equity in net income of an investment in TD Ameritrade	4,588	3,201	11,914	13,229
Provision for (recovery of) income taxes	(202)	646	1,152	2,735
Equity in net income of an investment in TD Ameritrade	353	301	1,133	1,192
Net income	5,143	2,856	11,895	11,686
Preferred dividends	64	68	267	252
Net income available to common shareholders and non-controlling interests in subsidiaries	$5,079	$2,788	$11,628	$11,434
Attributable to:
Common shareholders	$5,079	$2,788	$11,628	$11,416
Non-controlling interests in subsidiaries	–	–	–	18
Earnings per share (Canadian dollars)
Basic	$2.80	$1.54	$6.43	$6.26
Diluted	2.80	1.54	6.43	6.25
Dividends per common share (Canadian dollars)	0.79	0.74	3.11	2.89
[1]

The amounts for the three months ended October 31, 2020, and October 31, 2019, have been derived from unaudited financial statements. The amounts for the twelve months ended October 31, 2020 and October 31, 2019, have been derived from the audited financial statements.

[2]

Includes $8,814 million and $32,524 million, for the three and twelve months ended October 31, 2020, respectively (three and twelve months ended October 31, 2019 – $8,751 million and $34,828 million, respectively) which has been calculated based on the effective interest rate method.

TD BANK GROUP • FOURTH QUARTER 2020 • EARNINGS NEWS RELEASE	Page 17

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME[1,2]

(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	October 31 2020	October 31 2019	October 31 2020	October 31 2019
Net income	$5,143	$2,856	$11,895	$11,686
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net income
Net change in unrealized gains (losses) on financial assets at fair value through other comprehensive income
Change in unrealized gains (losses) on debt securities at fair value through other comprehensive income	66	(20)	312	110
Reclassification to earnings of net losses (gains) in respect of debt securities at fair value through other comprehensive income	(90)	(23)	(94)	(31)

Reclassification to earnings of changes in allowance for credit losses on debt securities at fair value through other comprehensive income	1	1	2	(1)

	(23)	(42)	220	78
Net change in unrealized foreign currency translation gains (losses) on Investments in foreign operations, net of hedging activities
Unrealized gains (losses) on investments in foreign operations	(441)	(103)	855	(165)
Reclassification to earnings of net losses (gains) on investment in foreign operations	(1,531)	–	(1,531)	–
Net gains (losses) on hedges of investments in foreign operations	140	(1)	(291)	132

Reclassification to earnings of net losses (gains) on hedges of investments in foreign operations	1,531	–	1,531	–

	(301)	(104)	564	(33)
Net change in gains (losses) on derivatives designated as cash flow hedges
Change in gains (losses) on derivatives designated as cash flow hedges	(379)	834	3,565	3,459

Reclassification to earnings of losses (gains) on cash flow hedges	(163)	(47)	(1,230)	519

	(542)	787	2,335	3,978
Items that will not be subsequently reclassified to net income
Actuarial gains (losses) on employee benefit plans	278	(233)	(390)	(921)
Change in net unrealized gains (losses) on equity securities designated at fair value through other comprehensive income	(22)	(5)	(212)	(95)

Gains (losses) from changes in fair value due to credit risk on financial liabilities designated at fair value through profit or loss	18	12	(51)	14

	274	(226)	(653)	(1,002)
Total other comprehensive income (loss), net of income taxes	(592)	415	2,466	3,021
Total comprehensive income (loss), net of income taxes	$4,551	$3,271	$14,361	$14,707
Attributable to:
Common shareholders	$4,487	$3,203	$14,094	$14,437
Preferred shareholders	64	68	267	252

Non-controlling interests in subsidiaries	–	–	–	18
[1]

The amounts for the three months ended October 31, 2020, and October 31, 2019, have been derived from unaudited financial statements. The amounts for the twelve months ended October 31, 2020 and October 31, 2019, have been derived from the audited financial statements.

[2]	The amounts are net of income tax provisions (recoveries) presented in the following table.

Income Tax Provisions (Recoveries) in the Consolidated Statement of Comprehensive Income

(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	October 31 2020	October 31 2019	October 31 2020	October 31 2019
Change in unrealized gains (losses) on debt securities at fair value through other comprehensive income	$(6)	$(11)	$78	$21
Less: Reclassification to earnings of net losses (gains) in respect of debt securities at fair value through other comprehensive income	1	4	1	(1)
Reclassification to earnings of changes in allowance for credit losses on debt securities at fair value through other comprehensive income	–	–	1	–
Unrealized gains (losses) on investments in foreign operations	–	–	–	–
Less: Reclassification to earnings of net losses (gains) on investment in foreign operations	–	–	–	–
Net gains (losses) on hedges of investments in foreign operations	52	–	(102)	48
Less: Reclassification to earnings of net losses (gains) on hedges of investments in foreign operations	(545)	–	(545)	–
Change in gains (losses) on derivatives designated as cash flow hedges	(540)	305	947	1,235
Less: Reclassification to earnings of losses (gains) on cash flow hedges	(368)	36	121	(157)
Actuarial gains (losses) on employee benefit plans	98	(80)	(140)	(324)
Change in net unrealized gains (losses) on equity securities designated at fair value through other comprehensive income	(8)	(2)	(78)	(35)

Gains (losses) from changes in fair value due to credit risk on financial liabilities designated at fair value through profit or loss	7	4	(18)	4
Total income taxes	$515	$176	$1,111	$1,107

TD BANK GROUP • FOURTH QUARTER 2020 • EARNINGS NEWS RELEASE	Page 18

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY[1]

(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	October 31 2020	October 31 2019	October 31 2020	October 31 2019
Common shares
Balance at beginning of period	$22,361	$21,722	$21,713	$21,221
Proceeds from shares issued on exercise of stock options	14	27	79	124
Shares issued as a result of dividend reinvestment plan	112	68	838	357
Shares issued in connection with acquisitions	–	–	–	366

Purchase of shares for cancellation and other	–	(104)	(143)	(355)

Balance at end of period	22,487	21,713	22,487	21,713
Preferred shares
Balance at beginning of period	5,800	5,800	5,800	5,000
Issue of shares	–	–	–	800

Redemption of shares	(150)	–	(150)	–

Balance at end of period	5,650	5,800	5,650	5,800
Treasury shares – common
Balance at beginning of period	(59)	(44)	(41)	(144)
Purchase of shares	(1,965)	(2,254)	(8,752)	(9,782)

Sale of shares	1,987	2,257	8,756	9,885

Balance at end of period	(37)	(41)	(37)	(41)
Treasury shares – preferred
Balance at beginning of period	(5)	(4)	(6)	(7)
Purchase of shares	(24)	(40)	(122)	(151)

Sale of shares	25	38	124	152

Balance at end of period	(4)	(6)	(4)	(6)
Contributed surplus
Balance at beginning of period	128	157	157	193
Net premium (discount) on sale of treasury shares	–	3	(31)	(22)
Issuance of stock options, net of options exercised	–	(2)	–	(8)

Other	(7)	(1)	(5)	(6)

Balance at end of period	121	157	121	157
Retained earnings
Balance at beginning of period	49,934	48,818	49,497	46,145
Impact on adoption of IFRS 16, Leases (IFRS 16)	n/a [2]	n/a	(553)	n/a
Impact on adoption of IFRS 15, Revenue from Contracts with Customers (IFRS 15)	n/a	n/a	n/a	(41)
Net income attributable to shareholders	5,143	2,856	11,895	11,668
Common dividends	(1,431)	(1,338)	(5,614)	(5,262)
Preferred dividends	(64)	(68)	(267)	(252)
Share issue expenses and other	–	–	–	(9)
Net premium on repurchase of common shares and redemption of preferred shares, and other	(6)	(538)	(710)	(1,880)
Actuarial gains (losses) on employee benefit plans	278	(233)	(390)	(921)

Realized gains (losses) on equity securities designated at fair value through other comprehensive income	(9)	–	(13)	49

Balance at end of period	53,845	49,497	53,845	49,497
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on debt securities at fair value through other comprehensive income:
Balance at beginning of period	566	365	323	245
Other comprehensive income (loss)	(24)	(43)	218	79

Allowance for credit losses	1	1	2	(1)

Balance at end of period	543	323	543	323
Net unrealized gain (loss) on equity securities designated at fair value through other comprehensive income:
Balance at beginning of period	(230)	(35)	(40)	55
Other comprehensive income (loss)	(31)	(5)	(225)	(46)

Reclassification of loss (gain) to retained earnings	9	–	13	(49)

Balance at end of period	(252)	(40)	(252)	(40)
Gains (losses) from changes in fair value due to credit risk on financial liabilities designated at fair value through profit or loss:
Balance at beginning of period	(55)	2	14	–

Other comprehensive income (loss)	18	12	(51)	14

Balance at end of period	(37)	14	(37)	14
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	9,658	8,897	8,793	8,826

Other comprehensive income (loss)	(301)	(104)	564	(33)

Balance at end of period	9,357	8,793	9,357	8,793
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	4,368	704	1,491	(2,487)

Other comprehensive income (loss)	(542)	787	2,335	3,978

Balance at end of period	3,826	1,491	3,826	1,491
Total accumulated other comprehensive income	13,437	10,581	13,437	10,581
Total shareholders’ equity	95,499	87,701	95,499	87,701
Non-controlling interests in subsidiaries
Balance at beginning of period	–	–	–	993
Net income attributable to non-controlling interests in subsidiaries	–	–	–	18
Redemption of non-controlling interests in subsidiaries	–	–	–	(1,000)

Other	–	–	–	(11)

Balance at end of period	–	–	–	–
Total equity	$95,499	$87,701	$95,499	$87,701
[1]

The amounts for the three months ended October 31, 2020, and October 31, 2019, have been derived from unaudited financial statements. The amounts for the twelve months ended October 31, 2020 and October 31, 2019, have been derived from the audited financial statements.

[2]	Not applicable.

TD BANK GROUP • FOURTH QUARTER 2020 • EARNINGS NEWS RELEASE	Page 19

CONSOLIDATED STATEMENT OF CASH FLOWS[1]

(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	October 31 2020	October 31 2019	October 31 2020	October 31 2019
Cash flows from (used in) operating activities
Net income before income taxes, including equity in net income of an investment in TD Ameritrade	$4,941	$3,502	$13,047	$14,421
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses	917	891	7,242	3,029
Depreciation	429	166	1,324	605
Amortization of other intangibles	207	211	817	800
Net securities losses (gains)	(32)	(31)	(40)	(78)
Equity in net income of an investment in TD Ameritrade	(353)	(301)	(1,133)	(1,192)
Net gain on sale of the investment in TD Ameritrade	(1,491)	–	(1,491)	–
Deferred taxes	(435)	(80)	(1,065)	(33)
Changes in operating assets and liabilities
Interest receivable and payable	27	33	(108)	(26)
Securities sold under repurchase agreements	16,995	2,648	63,020	32,467
Securities purchased under reverse repurchase agreements	(9,490)	(3,291)	(3,227)	(38,556)
Securities sold short	1,216	(5,643)	5,343	(9,822)
Trading loans and securities	(3,547)	(3,839)	(2,318)	(18,103)
Loans net of securitization and sales	3,012	(10,069)	(39,641)	(41,693)
Deposits	41,114	5,740	240,648	(52,281)
Derivatives	(4,404)	143	(2,196)	9,883
Non-trading financial assets at fair value through profit or loss	2,127	(470)	(2,045)	(2,397)
Financial assets and liabilities designated at fair value through profit or loss	(39,028)	9,335	(46,165)	104,693
Securitization liabilities	991	216	2,342	(157)
Current taxes	82	(83)	280	(771)
Brokers, dealers and clients amounts receivable and payable	3,745	2,474	(1,979)	1,726
Other	5,778	(755)	(869)	(2,244)
Net cash from (used in) operating activities	22,801	797	231,786	271
Cash flows from (used in) financing activities
Issuance of subordinated notes and debentures	–	–	3,000	1,749
Redemption or repurchase of subordinated notes and debentures	(968)	106	(2,530)	24
Common shares issued	12	23	68	105
Preferred shares issued	–	–	–	791
Repurchase of common shares	–	(642)	(847)	(2,235)
Redemption of preferred shares	(156)	–	(156)	–
Redemption of non-controlling interests in subsidiaries	–	–	–	(1,000)
Sale of treasury shares	2,012	2,298	8,849	10,015
Purchase of treasury shares	(1,989)	(2,294)	(8,874)	(9,933)
Dividends paid	(1,383)	(1,338)	(5,043)	(5,157)
Distributions to non-controlling interests in subsidiaries	–	–	–	(11)
Repayment of lease liabilities[2]	(155)	n/a	(596)	n/a
Net cash from (used in) financing activities	(2,627)	(1,847)	(6,129)	(5,652)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(2,630)	9,114	(138,566)	5,137
Activities in financial assets at fair value through other comprehensive income
Purchases	(4,927)	(7,606)	(50,569)	(24,898)
Proceeds from maturities	16,165	9,623	49,684	37,835
Proceeds from sales	2,252	3,805	11,005	10,158
Activities in debt securities at amortized cost
Purchases	(53,552)	(23,811)	(146,703)	(51,202)
Proceeds from maturities	23,530	9,712	51,400	28,392
Proceeds from sales	981	285	1,391	1,418
Net purchases of land, buildings, equipment, and other depreciable assets	(940)	(216)	(1,757)	(794)
Net cash acquired from (paid for) divestitures and acquisitions	–	–	–	(540)
Net cash from (used in) investing activities	(19,121)	906	(224,115)	5,506
Effect of exchange rate changes on cash and due from banks	(18)	(5)	40	3
Net increase (decrease) in cash and due from banks	1,035	(149)	1,582	128
Cash and due from banks at beginning of period	5,410	5,012	4,863	4,735
Cash and due from banks at end of period	$6,445	$4,863	$6,445	$4,863
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the period	$743	$791	$2,285	$3,589
Amount of interest paid during the period	1,309	4,314	10,287	17,958
Amount of interest received during the period	7,299	10,075	34,076	40,315
Amount of dividends received during the period	380	485	1,675	1,584
[1]

The amounts for the three months ended October 31, 2020, and October 31, 2019, have been derived from unaudited financial statements. The amounts for the twelve months ended October 31, 2020 and October 31, 2019, have been derived from the audited financial statements.

[2]	Prior to the adoption of IFRS 16, repayments of finance lease liabilities were included in “Net cash from (used in) operating activities”.

TD BANK GROUP • FOURTH QUARTER 2020 • EARNINGS NEWS RELEASE	Page 20

Appendix A – Segmented Information

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada and Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and commercial banking businesses, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business, and the Bank’s investment in TD Ameritrade (Schwab as of October 6, 2020); and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Results for these segments for the three and twelve months ended October 31, 2020 and October 31, 2019 are presented in the following tables.

Results by Business Segment[1,2]

(millions of Canadian dollars)			For the three months ended
	Canadian Retail		U.S. Retail		Wholesale Banking[3]		Corporate[3]		Total

	Oct. 31 2020	Oct. 31 2019	Oct. 31 2020	Oct. 31 2019	Oct. 31 2020	Oct. 31 2019	Oct. 31 2020	Oct. 31 2019	Oct. 31 2020	Oct. 31 2019
Net interest income (loss)	$2,982	$3,173	$2,071	$2,232	$609	$278	$705	$492	$6,367	$6,175
Non-interest income (loss)	3,047	2,960	646	717	645	570	1,139	(82)	5,477	4,165
Total revenue	6,029	6,133	2,717	2,949	1,254	848	1,844	410	11,844	10,340
Provision for (recovery of) credit losses	251	400	572	295	(6)	41	100	155	917	891
Insurance claims and related expenses	630	705	–	–	–	–	–	–	630	705
Non-interest expenses	2,684	2,637	1,660	1,669	581	600	784	637	5,709	5,543
Income (loss) before income taxes	2,464	2,391	485	985	679	207	960	(382)	4,588	3,201
Provision for (recovery of) income taxes	662	646	(47)	85	193	47	(1,010)	(132)	(202)	646
Equity in net income of an investment in TD Ameritrade[4]	–	–	339	291	–	–	14	10	353	301
Net income (loss)	$1,802	$1,745	$871	$1,191	$486	$160	$1,984	$(240)	$5,143	$2,856

			For the twelve months ended

	Oct. 31 2020	Oct. 31 2019	Oct. 31 2020	Oct. 31 2019	Oct. 31 2020	Oct. 31 2019	Oct. 31 2020	Oct. 31 2019	Oct. 31 2020	Oct. 31 2019
Net interest income (loss)	$12,061	$12,349	$8,834	$8,951	$1,990	$911	$2,726	$1,720	$25,611	$23,931
Non-interest income (loss)	12,272	11,877	2,438	2,840	2,968	2,320	357	97	18,035	17,134
Total revenue	24,333	24,226	11,272	11,791	4,958	3,231	3,083	1,817	43,646	41,065
Provision for (recovery of) credit losses	2,746	1,306	2,925	1,082	508	44	1,063	597	7,242	3,029
Insurance claims and related expenses	2,886	2,787	–	–	–	–	–	–	2,886	2,787
Non-interest expenses	10,441	10,735	6,579	6,411	2,518	2,393	2,066	2,481	21,604	22,020
Income (loss) before income taxes	8,260	9,398	1,768	4,298	1,932	794	(46)	(1,261)	11,914	13,229
Provision for (recovery of) income taxes	2,234	2,535	(167)	471	514	186	(1,429)	(457)	1,152	2,735
Equity in net income of an investment in TD Ameritrade[4]	–	–	1,091	1,154	–	–	42	38	1,133	1,192
Net income (loss)	$6,026	$6,863	$3,026	$4,981	$1,418	$608	$1,425	$(766)	$11,895	$11,686

									As at

	Oct. 31 2020	Oct. 31 2019	Oct. 31 2020	Oct. 31 2019	Oct. 31 2020	Oct. 31 2019	Oct. 31 2020	Oct. 31 2019	Oct. 31 2020	Oct. 31 2019

Total assets[5]	$472,370	$452,163	$566,629	$436,086	$512,886	$458,420	$163,980	$68,621	$1,715,865	$1,415,290
[1]

The amounts for the three months ended October 31, 2020 and October 31, 2019 have been derived from the unaudited financial statements. The amounts for the twelve months ended October 31, 2020 and October 31, 2019 have been derived from the audited financial statements.

[2]

The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.

[3]	Net interest income within Wholesale Banking is calculated on a TEB. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
[4]

The Bank’s share of TD Ameritrade’s earnings is reported with a one-month lag. The same convention is being followed for Schwab, and the Bank will begin recording its share of Schwab’s earnings on this basis in the first quarter of fiscal 2021. Refer to “Significant Events” in the “How We Performed” section of this document.

[5]	Total assets as at October 31, 2020 and October 31, 2019 have been derived from the audited financial statements.

TD BANK GROUP • FOURTH QUARTER 2020 • EARNINGS NEWS RELEASE	Page 21

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)

Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials, or stopping (or resuming) receiving annual and quarterly reports

Transfer Agent:

AST Trust Company (Canada)

P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@astfinancial.com or www.astfinancial.com/ca-en

Hold your TD shares through the Direct Registration System in the United States

Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare
P.O. Box 505000

Louisville, KY 40233

or

Computershare

462 South 4th Street, Suite 1600

Louisville, KY 40202

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610 www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker, or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Annual Report on Form 40-F (U.S.)

A copy of the Bank’s Annual Report on Form 40-F for fiscal 2020 will be filed with the Securities and Exchange Commission later today and will be available at http://www.td.com. You may obtain a printed copy of the Bank’s Annual Report on Form 40-F for fiscal 2020 free of charge upon request to TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or e-mail tdshinfo@td.com.

Access to Quarterly Results Materials

Interested investors, the media, and others may view this fourth quarter earnings news release, results slides, supplementary financial information, supplemental regulatory disclosure, and the 2020 Consolidated Financial Statements and MD&A documents on the TD website at www.td.com/investor/.

General Information

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888 French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Website: www.td.com

Email: customer.service@td.com

Media contacts: https://newsroom.td.com/media-contacts

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on December 3, 2020. The call will be available live via TD’s website at 1:30 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank’s financial results for the fourth quarter, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor on December 3, 2020, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-641-6150 or 1-866-696-5894 (toll free) and the passcode is 2727354#.

The audio webcast and presentations will be archived at www.td.com/investor. Replay of the teleconference will be available from 5:00 p.m. ET on December 3, 2020, until 11:59 p.m. ET on December 11, 2020 by calling 905-694-9451 or 1-800-408-3053 (toll free). The passcode is 7300743#.

Annual Meeting

Thursday, April 1, 2021

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by branches and serves over 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with more than 14 million active online and mobile customers. TD had CDN$1.7 trillion in assets on October 31, 2020. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For further information contact:

Gillian Manning, Head of Investor Relations, 416-308-6014

Lynsey Wynberg, Senior Manager, Media Relations, 416-756-8391

TD BANK GROUP • FOURTH QUARTER 2020 • EARNINGS NEWS RELEASE	Page 22